Auscrete Corporation

PO Box 847

504 East First Street

Rufus, OR. 97050

Ph: (541) 739-8298 Fax: (541) 739-8298

September 17, 2014

The Chief,

Office of Information Technology

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: Auscrete Corporation withdrawel of incorrectly submitted form S/1

Dear Sir,

We have inadvertently submitted to our file on the EDGAR system, a copy of a Post Effective Amendment that was incorrect. The submission, although the heading on the form says Post Effective Amendment, was submitted as an S-1 form and was intended to be a Post Effective Amendment.

SEC chief counsel, Edward Kelly has asked us to request that this document be withdrawn. We will be submitting an S-1 replacement in the near future.

The detail of the submission to be withdrawn is below:

S-1/A Documents [Amend] General form for registration of securities under the Securities Act of 1933

2014- 05-02     333-166976     14809624

Acc-no:0001492091-14-000007 (33 act) Size :88 KB

I trust the above information will be enough to enable you to locate the errant file and I request that it be withdrawn.

Sincerely

/s/ John Sprovieri //

John Sprovieri

President/CEO

Auscrete Corporation

john@auscretehomes.com